Citigroup Global Markets Ltd

CIK ID :0001012467

NFA 291281

Please note that the submission of the SBSE-A/A Application Updates for June 2026 have been made to the following principals;

Director	Removed – Nicola Atkinson
Director	Added – Silas Findley (Status pending with NFA)
CRD Numbers	Added Nikhil Joshi, Nicola Kane and Paul Rayson

Kind Regards,
Zara Brown